DocuSign Envelope ID: 9B2B7ACA-6062-4D61-B78B-02DC885B8CD9

Index License Agreement

(the “Agreement”)

dated

18 February 2020 by and between

Solactive AG

Platz der Einheit 1

60327 Frankfurt am Main

- hereinafter referred to as "Solactive" - and

The Bank of New York Mellon Corporation

240 Greenwich Street

New York NY 10286

USA

- hereinafter referred to as "Licensee" -
jointly referred to hereinafter as "Parties" -

DocuSign Envelope ID: 9B2B7ACA-6062-4D61-B78B-02DC885B8CD9

Content § 1 Index Calculation	3
§ 2 Dissemination of Indices	4
§ 3 Rights in Indices and Index Prices	4
§ 4 Obligations of Parties regarding calculated Indices	6
§ 5 Issuer's Statement	6
§ 6 Not used	6
§ 7 Obligations of Solactive	6
§ 8 Limitation of Liability	7
§ 9 Remuneration	8
§ 10 Taxes	9
§ 11 Term of Agreement	9
§ 12 Termination of Agreement	9
§ 13 Transfer of Solactive’s Rights and Obligations to a Third Party	10
§ 14 Transfer of Duties to Third Parties	10
§ 15 Confidentiality; Non-Publicity	10
§ 16 Contact	12
§ 17 Final Provisions	13
Addendum 1 Order Schedule	15
Addendum 3 SEDOL	18
Addendum 4 WM Rates	19
Addendum 5 CME	20

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§ 1 Index Calculation

1. Subject to the provisions of this Agreement Solactive will continually calculate the Indices set out in the relevant Order Schedule and will continually maintain and disseminate them from (and including), in each case, the relevant Index calculation start date.

2. Solactive shall use its best efforts and use appropriately skilled and experienced personnel to ensure that the Indices are calculated and maintained correctly. Solactive does not have any obligations over and above this § 1 regarding the correctness of the index calculation and maintenance; in all other respects § 7 applies.

3. Solactive may post the current Index composition (Index name, elements and weighting) of certain Indices on the Internet at its due discretion.

4. Solactive shall maintain the Indices in accordance with the Index rules and guidelines.

5. Solactive shall use the criteria for compiling and calculating the Indices, and the weighting and the calculation formula set out in the respective Index guidelines.

6. Solactive is entitled to develop Index guidelines providing information on the Indices for investors and other third parties and to publish such guidelines on its websites also.

7. Solactive shall comply with the EU Benchmarks Regulation (Regulation (EU) 2016/1011) and shall remain authorized as a benchmark administrator by the Bundesanstalt für Finanzdienstleistungsaufsicht or other competent authority. Solactive shall also comply with the IOSCO Principles for Financial Benchmarks published on or about 17 July 2013.

8. Solactive shall maintain appropriate information security measures to protect the Solactive systems hosting and processing data for creating, storing and publishing values for the Indices.

9. If there should be unforeseeable circumstances which necessitate an extraordinary Index adjustment, Solactive shall prepare the adjustment taking account of the stipulations of the Index guideline.

10. Solactive, in fulfilling its obligations under this Agreement, may, from time to time, rely on certain non-personal data from third-parties and in some cases, provide such data to the Licensee (the “Third-Party Data”).

11. The use of Third-Party Data by the Licensee may, in some cases: (a) be subject to the prior consent of a third-party data provider (each a "Third-Party Data Provider"); (b) require Solactive to disclose the identity of the Licensee to a Third-Party Data Provider; (c) require the Licensee to obtain a separate license with a Third-Party Data Provider; and/or (d) any other action as may be required by a Third-Party Data Provider ((a), (b), (c) and (d) collectively, the "Third-Party Data Requirements"). In each case, Solactive shall inform the Licensee of the Third-Party Data Requirements (the "Third-Party Data Communication") (provided that any requirement to do so is set out in the relevant Order Schedule, is pre-notified in this Agreement or explicitly communicated to the Licensee by Solactive by other means (the “Communication Means”). In the event the Licensee does not wish to comply and/or declares its unwillingness to comply with such Third-Party Data

Requirements not identified prior to signature of the relevant Order Schedule via the Communication Means, Solactive shall not be obligated to fulfil its obligations under this Agreement and each party may terminate the relevant license granted under this Agreement as well as the entire Agreement by providing the other party at

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least thirty (30) calendar days written notice from the date of Solactive's Third-Party Data

Communication.

12. Where a Third-Party Data Provider requires the Licensee to enter into an agreement directly with the Third-Party Data Provider in respect of the Third-Party Data, the Licensee shall, upon request of Solactive, supply a copy of such agreement to Solactive (the "Third-Party Data Agreement Request"). If the Licensee fails to provide the applicable agreement or confirmation by the date specified in the Third-Party Data Agreement Request, Solactive shall not be obligated to fulfil its obligations under this Agreement and each party may terminate the relevant license(s) granted under this Agreement by providing the other party at least thirty (30) calendar days written notice from the date of Solactive's Third-Party Agreement Request.

§ 2 Dissemination of Indices

1. At the request of Licensee, Solactive may distribute the Indices in a market data dissemination to the Licensee as well as to its market data dissemination agent(s). For any custom indices of Licensee, as agreed between the Parties, access will be provided to Licensee and as permitted by Licensee or required by law. Dissemination of the Indices entails the prices of the Indices (hereinafter "Index Prices") and the name of the Index. Solactive shall stipulate the technical format of dissemination and may modify this as required at its own reasonable discretion without prior coordination with the Licensee. Solactive will make Indices available via FTP or other mutually agreeable route, each party acting reasonably.

2. To the extent that Indices and the Index Prices which have been disseminated via price marketing activities are used by the contractual Parties to the Market Price Dissemination Agreements or third parties in breach of the provisions of the Price Marketing Agreement for Vendors and Re-vendors this shall not give rise to any claims on the part of the Licensee against Solactive. If Solactive becomes aware of any abuse, it will however endeavour to prohibit it as soon as possible.

3. Any revenue obtained from the market price dissemination of the Indices and the Index Prices shall inure solely to Solactive.

§ 3 Rights in Indices and Index Prices

1. Except as set out in Section 3 herein or in an Order Schedule, the Licensee may not disseminate Indices and Index Prices itself via Vendors or disseminate non-public information provided to it by Solactive internally or externally or grant third parties (other than its Affiliates (being entities from time to time directly or indirectly controlled by under common control with or controlling a party, e.g. with a shareholding of 50% or more) access to such information.

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2. Licensee as a licensee of an Index: the Licensee is permitted to use and name the Indices in marketing materials and on its own website and to issue, sponsor, market and operate financial products, including exchange traded funds, linked to the Indices and may use the Indices on behalf of the issuer of the financial products and to create documentation and post filings on behalf of the relevant issuer.

3. References to Licensee in permissions refer also to Affiliates of Licensee, unless otherwise set out in the Order Schedule. Additional permissions or qualifications may be set out in the Order Schedule.

4. The Licensee is permitted to use and distribute small extracts of data from the Indices and Index Prices on an ad hoc basis to prospective clients and clients and in thought leadership or PR/marketing materials and in product documentation; provided always that such use and distribution is not a practicable substitute for a subscription to the Indices and Index Prices.

5. Under all use-cases as stated above, the Licensee may use IT systems of Affiliates and also within infrastructure controlled by or on behalf of it or an Affiliate within Amazon Web Services, Microsoft Azure and similar cloud providers. Licensee is responsible to Solactive for the compliance of its Affiliates with this Agreement relating to usage of the Indices and Index Prices.

6. As far as reasonably practicable the Licensee shall make the following statement at the beginning of any written or electronic use of one of the Indices: "Index calculated by Solactive AG". This may take the form of a clearly marked footnote.

7. At the request of Solactive the Licensee shall provide evidence that the afore-mentioned obligations have been fulfilled.

8. The Licensee shall indemnify and hold harmless Solactive for any claims which may be asserted against Solactive by third parties owing to use of the name Solactive by the Licensee in connection with the use of the Indices or Index Prices, in particular pursuant to § 2 (2) and § 3 (1), except for matters covered by § 3(5) but excluding claims arising from Solactive’s willful misconduct, gross negligence or intellectual property infringement claims.

9. Solactive shall indemnify and hold harmless the Licensee and its Affiliates for any claims which may be asserted against the Licensee and its Affiliates by third parties owing to any claim or assertion that the Indices or the trademarks or product name of Solactive or that their use as permitted under this Agreement infringe any third party rights (including trademarks, copyright, data base right, patent, design right or other intellectual property rights).

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§ 4 Obligations of Parties regarding calculated Indices

1. As far as is possible and can reasonably be expected each Party shall provide the other on request with all information available to it on the Indices. This obligation to provide information is limited to information and Index Data which are publicly available. In particular it does not include information and data which are classified as operating or business secrets of the Parties or for which one Party is obliged to observe confidentiality for other reasons.

2. The calculations of the Indices are generated automatically and only monitored by an employee of Solactive during the trading hours of the Stuttgart Stock Exchange (Baden- Württembergische Wertpapierbörse), however at most between 09:00 a.m. to 8:00 p.m. CET. At all other times the calculations are generated automatically without being monitored by a Solactive employee.

3. If Solactive notices that it has made an error in calculating the Index it shall notify the Licensee without undue delay through the usual information channels and, as far as necessary, shall notify the Licensee without undue delay of any necessary corrections.

§ 5 Issuer's Statement

1. The Licensee regulatory and promotional materials shall under no circumstance give the impression that the financial instruments issued by the Licensee are issued by Solactive. When relevant, these materials shall include the following text or at least material components thereof: "The financial instrument is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index Price at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards the Issuer, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the financial instrument. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trade mark for the purpose of use in connection with the financial instrument constitutes a recommendation by Solactive AG to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this financial instrument.”

2. The Licensee and not Solactive is responsible for fulfilling the legal requirements concerning the accuracy and completeness of a securities prospectus for the financial instruments issued by the Licensee.

§ 6 Not used

§ 7 Obligations of Solactive

Solactive shall fulfil its contractual obligations, in particular calculation of the Indices with the care of a prudent businessman and dissemination of such indexes. Solactive shall only be liable for direct or indirect losses, including those arising from incorrect calculation and dissemination of the Indices as provided for under § 8.

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§ 8 Limitation of Liability

1. Nothing in this Agreement excludes or limits Solactive’s liability to the extent that any applicable law precludes or prohibits any exclusion or limitation of liability or in relation to intellectual property infringement indemnity. Solactive shall not be liable to Licensee for any indirect or consequential damages, including, but not limited to, lost time, lost money, lost profits or good-will, whether in contract, tort, strict liability or otherwise, and whether or not such damages are foreseen or unforeseen.

2. Each party’s claims for compensation shall fall under the statute of limitations after four years except in the case of liability owing to intent. The limitation period shall begin at the end of the year in which the claim arose and the relevant party gains knowledge of the circumstances giving rise to the claim and the identity of the debtor or would have gained knowledge thereof had if not been committing gross negligence.

3. Solactive shall not be liable for losses incurred owing to force majeure, unrest, war and natural occurrences or other events for which it is not responsible (e.g. strikes, lock-outs, disruption to transport, orders issued by domestic and foreign authorities not caused by culpable conduct) or disruptions to technical installations such as the IT system which have not been caused by culpable conduct, to the extent that reasonable precautions would have not mitigated those losses. Force majeure shall also include computer viruses or attacks on IT systems by hackers provided that suitable precautionary measures have been taken and Solactive did not act in a culpable manner in making the virus or hacker attack possible.

4. Each party shall take all reasonable steps to mitigate the losses and damages it incurs in relation to any claim or action which it brings against the other. A breach of this duty may lead to a reduction of the claim for damages of a party against the other.

5. Solactive does not accept liability for losses of any type whatsoever caused to the Licensee or third parties in connection with the issue, marketing, quoting, trade or advertising of the financial instruments issued by the Licensee. The Licensee indemnifies Solactive in this respect for any third party claims provided that Solactive did not cause these intentionally or by way of gross negligence.

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§ 9 Remuneration

1. The Licensee shall pay remuneration in return for calculation, maintenance and dissemination of the Indices from (and including) the Index calculation start date set out in the applicable Order Schedule in accordance with the remuneration schedule set out in the present Section 9 in conjunction with the applicable Order Schedule plus value added tax at the applicable statutory rate as provided for in § 10 below. For the purposes of determining the remuneration, it does not matter whether the transactions are private placements or OTC which do not have an ISIN.

2. In case of inflation in Europe, the fix remuneration will be adjusted annually depending on the

12 months average performance of the Harmonized Index of Consumer Prices (HICP) – All items of the Euro area, published by Eurostat on a monthly basis on their website: http://epp.eurostat.ec.europa.eu/portal/page/portal/hicp/data/main_tables. The relevant month will be November which is published by Eurostat in December of each year.

3. If agreed between the Parties, regular reporting to Solactive on the financial instruments issued will be necessary so that the remuneration can be calculated and billed.

4. The issues shall be reported quarterly by the fourteenth trading day (according to the trading calendar of the Stuttgart Stock Exchange) of the month following a quarter’s end (“Reporting Deadline”).

5. If the remuneration for an index is calculated on the basis of the average assets under management, the average assets under management must be reported as well as the frame data of the financial instruments which refer to the corresponding Index.

6. The agreed fixed remuneration will be charged annually in advance.

7. The agreed variable remuneration will be charged per calendar quarter. Remuneration will be due for each calendar month for each Index. This remuneration shall be the product of

a) the average assets under management of a financial instrument issued on the basis of the respective Index during the month and

b)	the remuneration per annum shown in the applicable Order Schedule in basis points divided by 12.

8. In case a security has not been outstanding over an entire month, the remuneration is reduced respectively.

9. Variable remuneration will be charged to the Licensee as soon as the data has been reported and evaluated.

10. If the regular Reporting Deadline has expired and the Licensee has not submitted the outstanding report to Solactive by the end of the next reporting deadline following the expired reporting deadline despite having been sent a reminder, Solactive may make a provisional estimate of the remuneration due at its due discretion using suitable criteria (such as data reported for the previous months) and charge this to the Licensee as an advance on the actual amount due. This shall have no effect on the right to terminate without notice.

11. Solactive shall issue an invoice annually in advance for fixed remunerations due and quarterly in retrospect for variable remunerations due. All invoices shall be due immediately. If the

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Licensee has not rendered payment within 30 days of receiving the invoice, default interest of nine percentage points per annum above the respective base interest rate as announced by the Deutsche Bundesbank in the Federal Gazette shall be due calculated as of delivery of the invoice, and Solactive is entitled to claim a lump sum amounting to 40 Euro. This shall have no effect on Solactive’ right to reimbursement of any default loss over and above this.

12. The Parties agree that there shall be no entitlement to remuneration over and above that set out in the applicable Order Schedule or to reimbursement of expenses or costs.

§ 10 Taxes

1. The Licensee shall pay any applicable value-added, sales, goods and services or similar taxes that Solactive might be required to charge and remit. The Licensee shall not be responsible for taxes payable by Solactive, if and to the extent that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by Solactive.

2. The Licensee shall make all payments to be made by it without deduction of any taxes, unless a tax deduction is required by law. If a tax deduction is required by law to be made by the Licensee, the amount of the payment due from the Licensee shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required.

3. The Parties will reasonably cooperate with each other to determine and minimize their respective tax liabilities. Solactive will cooperate with the Licensee’s reasonable requests for tax-related information and documents.

§ 11 Term of Agreement

1. This Agreement takes effect when it has been signed by both Parties.

2. This Agreement is concluded for an indefinite term.

§ 12 Termination of Agreement

1. This Agreement may be terminated by either Party with a notice period of one year to the end of the calendar quarter, however no less than two years after conclusion of this Agreement.

2. The Parties are also entitled to terminate parts of the Agreement with a notice period of one year to the end of the calendar quarter thereby terminating calculation of individual Indices specified in the relevant Order Schedule, however no less than two years after the calculation start date of the relevant Index. In the event of partial termination of this type the remuneration due shall be reduced in accordance with § 9 of this Agreement.

3. Each party may also terminate this Agreement without notice for good cause. Good cause shall be deemed present, in particular, if the other party to the Agreement is in breach of material contractual obligations and if such party does not put an end to the breach within a reasonable deadline set in writing despite a formal warning. Inter alia there is a breach of material contractual obligations if a third party asserts a right with regard to a trade mark which falls under the subject of the Agreement. The Licensee shall report this to Solactive unrequested.

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4. Instead of terminating the entire Agreement for good cause the Parties may also prohibit the calculation of individual Indices by way of partial termination, allowing the rest of the Agreement to continue to apply.

5. Solactive has a special termination right allowing it to terminate this Agreement in whole or in part without notice if the costs in one calendar quarter to Solactive for necessary use of the data of the stock exchanges in connection with calculation of an Index increase to such an extent that they exceed the remuneration received by Solactive pursuant to § 9 in the same period for this Index.

6. Any termination declarations associated with this Agreement shall be made in writing.

§ 13 Transfer of Solactive’s Rights and Obligations to a Third Party

At the request of Solactive the Licensee is obliged to consent to this Agreement being transferred to a third party. This obligation shall not apply if there are cogent reasons associated with the identity of the third party which preclude such consent and if such reasons make it unreasonable to expect the Licensee to consent to such third parties assuming this Agreement, even if the interests of Solactive are taken into account.

§ 14 Transfer of Duties to Third Parties

Solactive may use third parties as vicarious agents. This includes in particular companies which take decisions jointly with Solactive on the composition and amendments to the composition of the Indices

§ 15 Confidentiality; Non-Publicity

1. The Parties shall use all matters, facts and information concerning the Parties (hereinafter "Confidential Information") solely for the purposes described in this Agreement and shall treat such Confidential Information confidentially unless they are required to disclose it by statute. This applies in particular to the amount of remuneration due under this Agreement and to the content of this Agreement. The Parties shall impose this confidentiality obligation on any vicarious agents, members of corporate bodies, employees or advisers who are given access to the Confidential Information. In so doing, the Parties shall ensure, to the extent admissible under employment law, that the confidentiality obligation imposed on the employees shall continue to apply in the event that employees leave the services of a party under obligation during the term of this confidentiality obligation. If Confidential Information is disclosed to third parties the other party shall be informed without undue delay.

2. These confidentiality obligations shall apply for the term of this Agreement and for a five-year period after it has ended or after complete fulfilment.

3. This confidentiality obligation shall not apply to such information which can be proved to have been

a) known to the recipient prior to communication, b) publicly known at the time of communication,

c)	publicly known after its communication without the recipient being responsible for this,

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d)	made available to the recipient by a third party by lawful means after communication and without restriction with respect to confidentiality or use, or

e) developed by the recipient independently prior to communication.

4. Solactive shall not refer to Licensee or its Affiliates name or logo in any external client list or in any publicity or marketing material without Licensee’s prior written approval (including by email) in each case.

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§ 16 Contact

Unless otherwise agreed in writing all communications or other notifications under this Agreement shall be addressed as follows:

Solactive:

Solactive AG

Licensee:

The Bank of New York Mellon Corporation

240 Greenwich Street

New York

NY 10286

USA

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§ 17 Final Provisions

1. The place of performance and fulfillment is the registered office of Solactive.

2. This Agreement shall be governed by the laws of the Federal Republic of Germany. The sole place of jurisdiction shall be Frankfurt am Main.

3. If Licensee receives CUSIPs or CGS ISINs as part of this Agreement, Addendum 2 applies. These terms are mandated by CUSIP Global Services and may not be altered by Licensee in relation to the Solactive services. This Agreement does not affect any rights of Licensee or its Affiliates under separate agreement(s) with this third party.

4. If Licensee receives SEDOL codes as part of this Agreement, Addendum 3 applies. These terms are mandated by London Stock Exchange and may not be altered by Licensee in relation to the Solactive services. This Agreement does not affect any rights of Licensee or its Affiliates under separate agreement(s) with this third party.

5. If the Indices are comprised of Rates provided by the World Markets Company PLC, Addendum 4 applies. These terms are mandated by the World Markets Company PLC and may not be altered by Licensee in relation to the Solactive services. This Agreement does not affect any rights of Licensee or its Affiliates under separate agreement(s) with this third party.

6. If Licensee receives data from the Chicago Mercantile Exchange Inc. (the “CME“), Addendum 5 applies. The terms are mandated by the CME and may not be altered by Licensee in relation to the Solactive services. This Agreement does not affect any rights of Licensee or its Affiliates under separate agreement(s) with this third party.

7. Amendments to the Agreement and collateral agreements must be in writing to be valid. This also applies to any agreement waiving or restricting the written form requirement pursuant to sentence 1. No oral collateral agreements have been made. The terms set out in Addendum 2, Addendum 3, Addendum 4 and Addendum 5 collectively referred to as “Third-Party Passthrough Language”.

8. The Licensee shall indemnify and hold harmless Solactive from and against any and all judgments, damages, expenses, settlements, liabilities, and other out-of-pocket costs (including reasonable attorneys' and experts' fees and disbursements) resulting from or arising out of a third-party claim resulting from or in connection with: (i) the Licensee’s non-compliance with the Third-Party Passthrough Language; and/or (ii) consents and/or licenses set out in Section 1(9) of this Agreement.

9. Each party shall maintain anti-bribery and anti-corruption policies and procedures for all its personnel consistent with local law and god industry practice. Each party shall comply with applicable anti-modern slavery legislation and shall not use enforced, enslaved or underage labour in their business operations (and shall take reasonable steps to avoid using such labour).

10. If an individual provision of this Agreement should be or become invalid this shall not affect the validity of the other provisions. The invalid provision shall be replaced by a valid provision which as far as possible shall reflect the economic intent of the invalid provision. The same shall apply if this Agreement contains a lacuna. This shall be remedied by a clause which reflects the original intention of the Parties or what they would have intended had they been aware of the lacuna.

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11. This Agreement shall be read and construed, in respect of each Index, in conjunction with the relevant Order Schedule. In the case of any discrepancy between an Order Schedule and this Agreement, the terms of the Order Schedule will prevail. The Parties agree that DocuSign is an acceptable method of execution for the Agreement.

12. The Addenda named in this Agreement constitute an integral part of it.

Addendum 1: Order Schedule
Addendum 2: CUSIP
Addendum 3: SEDOL
Addendum 4: WM Rates
Addendum 5: CME

Frankfurt am Main,                                            New York,

/s/ Signed - Signature Redacted                   /s/ Signed - Signature Redacted

_____________                                            _________________________________

Solactive AG                                                   The Bank of New York Mellon Corporation

Name of signatory:                                       Name of signatory:

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Addendum 1 Order Schedule

ORDER SCHEDULE

dated as of dated [●]

relating to the Index License Agreement dated as of [●] entered into between Solactive AG and [●] (“Index License Agreement”)

This Order Schedule (the “Order Schedule”) is dated as of [●] (the “Order Schedule EﬀecVve Date”) between Solactive AG (“Solactive”) and [●] (the “Licensee” and together, the “ParVes”) relaVng to the License Agreement dated as of [●] as amended from Vme to Vme between SolacVve and [●] (the “Agreement”).

The terms and conditions of the Agreement are incorporated herein by reference. This Order Schedule shall be read and construed in accordance with the Agreement. Capitalized terms used but not otherwise defined in this Order Schedule shall have the meanings ascribed to such terms in the Agreement. In the event of any inconsistency between the terms and conditions set forth in the Agreement and in this Order Schedule, the terms and conditions set forth in this Order Schedule shall prevail.

1 PRODUCT DETAILS

The following table sets forth the Index/Indices covered under this Order Schedule:

Ref. No.	Index	ISIN	Reuters Instrument Code (RIC)	Bloomberg Ticker
1

2 REMUNERATION

The following table sets forth the Remuneration payable by the Licensee under this Order Schedule:

Ref . No .	Service Descrip tion	Service Category	Start Date	Billing Type	Curr ency	Fixed Remuner ation	Variabl e Remun eration (in bps)	Mini mum Fee	Maxi mum Fee	Additional Detail(s)/Special Arrangement(s)
1				Annual
Fee
One-
Off
Fee
Annual
Fee

3 LICENSE DETAILS

Subject to the Agreement, Solactive grants to the Licensee a license to use each Index listed in Section

1 of the Order Schedule for the purpose(s) as set out below:

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[●]

3 DISSEMINATION

The Parties agree that Solactive shall disseminate the Index/Indices to Licensee via following dissemination channels:

[●]

 Sign for and on behalf of Solactive AG                                    Sign for and on behalf of [●]

[TEMPLATE no need to sign]

                                 --------------------------------                                                          --------------------------------------

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Addendum 2 CUSIP

If Licensee receives CUSIPs or CGS ISINs as part of this Agreement, the following terms apply:

a) Licensee agrees and acknowledges that the CUSIP Database and the information contained therein is and shall remain valuable intellectual property owned by, or licensed to, CUSIP Global Services (“CGS”) and the American Bankers Association (“ABA”), and that no proprietary rights are being transferred to Licensee in such materials or in any of the information contained therein. Any use by Licensee outside of the clearing and settlement of transactions requires a license from CGS, along with an associated fee based on usage. Licensee agrees that misappropriation or misuse of such materials will cause serious damage to CGS and ABA and that in such event money damages may not constitute sufficient compensation to CGS and ABA; consequently, Licensee agrees that in the event of any misappropriation or misuse, CGS and ABA shall have the right to obtain injunctive relief in addition to any other legal or financial remedies to which CGS and ABA may be entitled.

b) Licensee agrees that Licensee shall not publish or distribute in any medium the CUSIP Database or any information contained therein or summaries or subsets thereof to any person or entity except in connection with the normal clearing and settlement of security transactions. Licensee further agrees that the use of CUSIP numbers and descriptions is not intended to create or maintain, and does not serve the purpose of the creation or maintenance of, a master file or database of CUSIP descriptions or numbers for itself or any third party recipient of such service and is not intended to create and does not serve in any way as a substitute for the CUSIP MASTER TAPE, PRINT, DB, INTERNET, ELECTRONIC, CD-ROM Services and/or any other future services developed by the CGS.

c) NEITHER CGS, ABA NOR ANY OF THEIR AFFILIATES MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY OF THE INFORMATION CONTAINED IN THE CUSIP DATABASE. ALL SUCH MATERIALS ARE PROVIDED TO LICENSEE ON AN “AS IS” BASIS, WITHOUT ANY WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE NOR WITH RESPECT TO THE RESULTS WHICH MAY BE OBTAINED FROM THE USE OF SUCH MATERIALS. NEITHER CGS, ABA NOR THEIR AFFILIATES SHALL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ERRORS OR OMISSIONS NOR SHALL THEY BE LIABLE FOR ANY DAMAGES, WHETHER DIRECT OR INDIRECT, SPECIAL OR CONSEQUENTIAL EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL THE LIABILITY OF CGS, ABA OR ANY OF THEIR AFFILIATES PURSUANT TO ANY CAUSE OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE EXCEED THE FEE PAID BY LICENSEE FOR ACCESS TO SUCH MATERIALS IN THE MONTH IN WHICH SUCH CAUSE OF ACTION IS ALLEGED TO HAVE ARISEN. FURTHERMORE, CGS AND ABA SHALL HAVE NO RESPONSIBILITY OR LIABILITY FOR DELAYS OR FAILURES DUE TO CIRCUMSTANCES BEYOND THEIR CONTROL.

Licensee agrees that the foregoing terms and conditions shall survive any termination of its right of access to the materials identified above.

Licensee acknowledges that the CUSIP Database is proprietary to CGS and the ABA (“CGS Data”) and Solactive has an obligation toward CGS to disclose to it the identities of its customers that receive CGS Data. As such, Licensee authorizes Solactive to disclose to CGS the identity of Licensee as a customer of Solactive that receives CGS Data. Once Solactive discloses the identity of Licensee to CGS, CGS may require that the Licensee obtains an appropriate license directly with CGS in order to receive CGS Data via Solactive.

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DocuSign Envelope ID: 9B2B7ACA-6062-4D61-B78B-02DC885B8CD9

Addendum 3 SEDOL

Licensee agrees that for the duration of this Agreement and any license granted hereunder, it shall comply with the following terms:

Licensee may not reproduce and/or extract or re-distribute SEDOLs other than with the London Stock Exchange´s prior written consent. Solactive will advise London Stock Exchange if it becomes aware of any breach of that prohibition by Licensee.

Licensee is responsible of obtaining the relevant licenses for reproduction and/or extraction or redistribution of the SEDOL codes contained within the files provided by Solactive AG to Licensee.

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DocuSign Envelope ID: 9B2B7ACA-6062-4D61-B78B-02DC885B8CD9

Addendum 4 WM Rates

Licensee agrees that for the duration of this Agreement and any license granted hereunder, it shall comply with the following terms:

To the extent that Solactive hereunder provides any (a) foreign exchange rates calculated and distributed by the World Markets Company PLC ("WM") (the "Rates") or (b) data resulting from manipulation of, or calculation based upon the Rates (including any averaging calculations) or the combination of the Rates with other data ("Derived Data"), Licensee acknowledges that the Rates or parts thereof are exclusively being provided for internal use as part of and in connection with the licenses granted hereunder and for no other independent purpose; in particular, Licensee is not permitted to distribute, redistribute or license the Rates or parts thereof.

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DocuSign Envelope ID: 9B2B7ACA-6062-4D61-B78B-02DC885B8CD9

Addendum 5 CME

If data from the Chicago Mercantile Exchange Inc. (the “CME“) is included in an Index, without limitation to the Agreement, the following provisions shall apply with respect to CME data ONLY:

The Licensee:

(a) understands and acknowledges that the Index is calculated based, in whole or in part, on certain information provided by CME;

(b) agrees that it shall not modify, adapt, reverse engineer, deconstruct, or decompose the Index, into a format that is, resembles or otherwise acts as substitute for, the information provided by CME in the construction of the Index;

(c) acknowledges all intellectual property rights in the underlying information used to construct the Index, provided by CME, shall reside with CME;

(d) acknowledges that it has no rights to CME information, including with respect to the intellectual property rights;

(e) must maintain all records and provide all information required by Solactive to meet Solactive’s record-keeping, reporting and payment obligations to CME; and

(f) agrees that in addition to any other remedy, Solactive may immediately suspend or terminate distribution of an Index to Licensee, if Solactive is required by CME to do so for any reason.

The Licensee shall not use any Index that is calculated based, in whole or in part, on certain information provided by CME for purposes of creating, distributing, settling, providing liquidity for or maintaining any: (i) contracts for difference, binary option, spread bet product or related product; (ii) futures contract; or (iii) options on futures contract.

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